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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 25, 2022

Dear Sir/Madam,

Sub: Proceedings of the 41st Annual General Meeting ('AGM')

In continuation to our intimation dated May 26, 2022, the 41st AGM of the Company was held on June 25, 2022 and the business mentioned in the Notice dated May 21, 2022 was transacted. In this regard, please find enclosed the proceedings as required under the Regulation 30, Part A of Schedule - III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The Chairman's speech as read out during the AGM is also enclosed.

The Company facilitated live webcast of proceedings of the meeting. The archive of webcast of the 41st Annual General Meeting ('AGM') is available on the company's website at: https://www.infosys.com/investors/news-events/annual-general-meeting/2022/webcast.html

This is for your information and records.

Thanking You

Yours Sincerely,
For Infosys Limited
SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2022.06.25 23:32:03 +05'30'

A G S Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

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Summary of proceedings of the 41st Annual General Meeting of Infosys Limited:

The 41st Annual General Meeting ('AGM') of the Members of Infosys Limited ('the Company') was held on Saturday, June 25, 2022 at 4.00 P.M (IST) through video conferencing and other audio-visual means ('VC'). The meeting was held in compliance with the General Circulars issued by the Ministry of Corporate Affairs ('MCA') and circulars issued by the Securities and Exchange Board of India ('SEBI') and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

DIRECTORS IN ATTENDANCE
Nandan M. Nilekani, joined over VC from Bengaluru *Non-Executive, Non-Independent Chairman*
Salil Parekh, joined over VC from Mumbai *Chief Executive Officer and Managing Director*
Kiran Mazumdar-Shaw, joined over VC from Bengaluru *Lead Independent Director and Chairperson of the Nomination and Remuneration committee and CSR committee*
D. Sundaram, joined over VC from Mumbai *Independent Director and Chairperson- Audit Committee, Risk Management Committee and Stakeholders Relationship Committee*
Michael Gibbs, joined over VC from USA *Independent Director*
Uri Levine, joined over VC from Israel *Independent Director*
Bobby Parikh, joined over VC from Mumbai *Independent Director*
Chitra Nayak, joined over VC from USA *Independent Director and Chairperson of ESG Committee*
Nilanjan Roy, joined over VC from Bengaluru *Chief Financial Officer*
A.G.S. Manikantha, joined over VC from Bengaluru *Company Secretary*

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

OTHER REPRESENTATIVES
Statutory Auditors, joined over VC from Bengaluru *M/s. Deloitte Haskins & Sells LLP, Chartered Accountants*
Internal Auditors, joined over VC from Bengaluru *M/s Ernst & Young LLP*
Secretarial Auditors joined over VC *Representative of Parameshwar G. Hegde, Practicing Company Secretary from Bengaluru and Representative of Makarand M. Joshi & Co., Practicing Company Secretaries from Mumbai*
Scrutinizer joined over VC from Bengaluru *Hemanth B. of Hemanth, Holla & Co.*
QUORUM OF THE MEETING
A total of 291 members representing 4,32,61,098 shares attended the meeting.

The meeting commenced at 4:00 PM (IST) and concluded at 8:05 PM (IST) (including time allowed for e-voting at AGM).

Nandan M. Nilekani chaired the meeting. The Chairman informed that the annual general meeting is being held through video conferencing in accordance with the circulars issued by the Ministry of Corporate Affairs and SEBI. He requested his colleagues to introduce themselves. The requisite quorum being present, the Chairman called the meeting to order. All the directors of the Company attended the meeting. The Chairman welcomed all shareholders, auditors and other invitees who joined over VC and delivered his speech followed by presentation by Salil Parekh, CEO and Managing Director. The Chairman informed that the Company had provided members the facility to cast their vote electronically, on all resolutions set forth in the Notice. It was further informed that there would be no voting by show of hands. A.G.S. Manikantha, Company Secretary, provided the summary of the statutory auditors' report and secretarial audit report for the financial year 2021-22.

The following items of business, as per the Notice of AGM dated May 21, 2022, were tabled at the meeting. Shareholders were provided a facility to ask questions or express their views through VC, audio and through web chat options on the tabled resolutions. Clarifications were provided to the queries raised by the members.

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No.	Resolutions	Type of resolution
Ordinary Business		
1	Adoption of Financial Statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2022 and the reports of the Board of Directors ('the Board') and Auditors thereon.	Ordinary
2	Declaration of dividend	Ordinary
3	Appointment of Nandan M. Nilekani as a director liable to retire by rotation	Ordinary
4	Reappointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as statutory auditors of the Company	Ordinary
Special Business		
5	Reappointment of D. Sundaram as an independent director	Special
6	Reappointment of Salil S. Parekh, Chief Executive Officer and Managing Director of the Company, and approval of the revised remuneration payable to him	Ordinary

The Board of Directors had appointed Hemanth, Holla & Co., as the Scrutinizer to supervise the e-voting process. The Chairman authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

The details of the voting results (remote e-voting and e-voting at the AGM) on all the resolutions as set out in the Notice of AGM along with the Scrutinizer's Report will be disseminated to the exchanges and will be placed on the Company's website, in due course.

This is for your information and records.

Thanking you,

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2022.06.25 23:32:37 +05'30'

A. G. S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com